# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INSPIRED ENTERTAINMENT, INC., CIK 0001615063
CUSIP: 45782N108
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415, New York,, New York (NY), 10107
Date of event which requires filing of this statement: 03/27/2026
Amends the filing with accession number 0001493152-24-026050
Filed by CIK 0000921873
Persons authorized to receive notices and communications: A. Lorne Weil, 250 West 57th Street, Suite 415, New York, New York (NY), 10107, (646) 565-3861; Carly M. Weil, 3104 E. Camelback Road #2267, Phoenix, Arizona (AZ), 85106, (917) 941-2082

## Reporting persons
- A. Lorne Weil (CIK 0000921873): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 306,380; shared voting power 2,816,858; sole dispositive power 306,380; shared dispositive power 2,816,858; aggregate amount beneficially owned 3,123,238 (10.9% of the class)
- Carly M. Weil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,816,858; sole dispositive power 0; shared dispositive power 2,816,858; aggregate amount beneficially owned 2,816,858 (9.8% of the class)
- William C. Adams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,925,117; aggregate amount beneficially owned 1,925,117 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: INSPIRED ENTERTAINMENT, INC.
Address of issuer's principal executive offices: 250 West 57th Street, Suite 415, New York,, New York (NY), 10107
Comment:
This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on June 9, 2017, as amended on January 23, 2018, November 29, 2021, May 23, 2024 and July 2, 2024 (collectively, the "Schedule 13D"). The Schedule 13D, as amended by this Amendment, relates to the common stock, par value $0.0001 per share ("Common Stock"), of Inspired Entertainment, Inc., a corporation formed under the laws of the State of Delaware (the "Issuer"), whose principal executive offices are located at 250 West 57th Street, Suite 415, New York, New York 10107.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information disclosed in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to the Schedule 13D is hereby amended to add the following information:

During the period from March 25, 2026 to March 27, 2026, the A. Lorne Weil 2024 Family Trusts II purchased an aggregate of 50,000 shares of the Issuer's Common Stock at an aggregate cost of $340,835, including brokerage commissions, using assets held by the trusts (the "2024 Lorne Weil Trusts II," successor trusts to certain of the 2010 Children Trusts).

During the period from January 2025 to January 2026, as part of the ordinary course vesting of Units, the Issuer issued an aggregate of 49,384 shares of Common Stock to Hydralex LLC in net settlement of an aggregate of 88,568 Units and issued an aggregate of 7,653 shares of Common Stock to Lorne Weil in net settlement of an aggregate of 13,333 Units (the balance was withheld to satisfy the tax withholding requirements associated with the Units). In addition, an aggregate of 189,166 Units subject to the special sign-on grants met the applicable criteria for vesting during the period from December 2024 to March 2026; such Units (comprising 85,000 RSUs and 104,166 PSUs) settle on a deferred basis as described below in Item 5.

On November 26, 2025, the 2024 Lorne Weil Trusts II purchased an aggregate of 50,000 shares of the Issuer's Common Stock at an aggregate cost of $406,360, including brokerage commissions, using assets held by the trusts.

The securities described in this Schedule 13D are held for investment purposes. Except in Lorne Weil's capacity as the Executive Chairman of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of shares of Common Stock reported as beneficially owned by each of the Reporting Persons is based upon (i) 27,059,573 shares of Common Stock outstanding as of March 5, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the SEC on March 10, 2026 and (ii) 1,651,688 vested Units, as described below, and does not include any changes to the number of shares outstanding after such date.

The information set forth on the cover pages of this Amendment for each Reporting Person includes 1,651,688 Units (comprising 1,091,272 RSUs and 560,416 PSUs), which were part of special sign-on awards granted to Lorne Weil between 2017 and 2023 under the Issuer's equity incentive plans, and which have satisfied the applicable vesting requirements. Settlement of such special sign-on awards does not occur until Lorne Weil's services with the Issuer terminate or in the event of his death or disability, or upon a change in control of the Issuer.

Lorne Weil's remaining Units under the Issuer's equity incentive plans (a portion of which are held by Hydralex LLC) comprise an aggregate of 80,001 unvested RSUs and 378,120 unvested PSUs. As such Units are not vested or scheduled to vest within 60 days of the date hereof, the Reporting Persons are not deemed to beneficially own such shares as of the date hereof for purposes of this Schedule 13D and such amounts are not included in the information set forth on the cover pages of this Amendment. Such unvested Units are as follows:

- 13,334 RSUs subject to an award granted on March 8, 2024 which are scheduled to vest on December 31, 2026;

- 24,000 PSUs subject to an award granted on March 8, 2024 which are scheduled to vest on December 31, 2026;

- 26,667 RSUs subject to an award granted on February 11, 2025 which are scheduled to vest in two equal installments on each of December 31, 2026 and December 31, 2027;

- 39,536 PSUs subject to an award granted on February 11, 2025 which are scheduled to vest on December 31, 2027;

- 40,000 RSUs subject to an award granted on February 24, 2026 which are scheduled to vest in three equal installments on each of December 31, 2026, December 31, 2027 and December 31, 2028;

- 40,000 PSUs subject to an award granted on February 24, 2026 as to which vesting is conditioned on attainment of pre-established performance criteria for 2026 (i.e., Adjusted EBITDA) and a time-based vesting schedule through December 31, 2028; and

- 274,584 PSUs subject to special sign-on awards granted pursuant to Lorne Weil's Employment Agreement, dated October 9, 2020, as amended on June 21, 2021, January 12, 2023 and January 29, 2025 (as so amended and as may be further amended from time to time, the "Employment Agreement"). These special sign-on PSUs are subject to performance criteria, comprising (i) 83,334 PSUs conditioned on attainment of Adjusted EBITDA targets for the years 2026 and 2027 (41,667 for each year); and (ii) 191,250 PSUs subject to attainment of price targets (81,250 at $17.50, 78,750 at $20.00 and 31,250 at $22.50).
Number of shares as to which each person has sole or shared power to vote or dispose:
The securities shown as beneficially owned by Carly M. Weil are comprised of securities held by Hydralex LLC, Angele LLC and three trusts: the 2024 Lorne Weil Trusts, the 2024 Lorne Weil Trusts II and the 2024 Angele Trust (collectively, the "Family Trusts"). Carly M. Weil serves as manager of Hydralex LLC and Angele LLC and acts as investment advisor to the Family Trusts. In such capacities, Carly Weil has voting and dispositive power over the shares held by the Family Trusts and over the membership interests of Hydralex LLC and Angele LLC held by the Family Trusts.

Carly Weil also serves as distribution advisor to the 2024 Lorne Weil Trusts II and the 2024 Angele Trust and in those capacities has power to direct the trustee of such trusts to make distributions from the trusts. In addition, Carly Weil and William Adams serve as members of the distribution committee of the 2024 Lorne Weil Trusts and in that capacity, with the investment advisor, have the power to direct the trustee to make distributions from the trusts

Lorne Weil is the manager of Woodstock Advisors LLC, the investment manager of the 2024 Lorne Weil Trusts II, and in that capacity has investment discretion for such trusts.

Carly Weil and William Adams are married. Lorne Weil is the uncle of Carly Weil. Because of his relationship with Carly Weil, and that he is a beneficiary of the 2024 Lorne Weil Trusts and the 2024 Angele Trust and manager of the investment manager of the 2024 Lorne Weil Trusts II, Lorne Weil may be deemed to share beneficial ownership with respect to shares of Common Stock held by Hydralex LLC, Angele LLC and the Family Trusts.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer that he or she do not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or she does not directly own, except to the extent of their pecuniary interest therein.

Each of the Reporting Persons disclaim being part of a group, within the meaning of section 13(d)(3) of the Exchange Act.
Transactions in the class effected during the past sixty days:
None of the Reporting Persons has entered into any transactions in the Common Stock during the past sixty (60) days except for the transactions described in Item 4 of this Amendment. The following sets forth additional information with respect to the purchases of shares of Common Stock during March 2026 by the 2024 Lorne Weil Trusts II. The purchases were effected in the open market.

- March 25, 2026: 8,341 shares of Common Stock purchased at a weighted average price per share of $6.66 (exclusive of commission fees) (purchased in multiple transactions at prices ranging from $6.60 to $6.70, inclusive).

- March 26, 2026: 21,659 shares of Common Stock purchased at a weighted average price per share of $6.85 (exclusive of commission fees) (purchased in multiple transactions at prices ranging from $6.72 to $7.00, inclusive).

- March 27, 2026: 20,000 shares of Common Stock purchased at a weighted average price per share of $6.80 (exclusive of commission fees) (purchased in multiple transactions at prices ranging from $6.61 to $6.91, inclusive).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following information:

Employment Agreement

On January 29, 2025, the Issuer entered into a Third Addendum to the Employment Agreement with Lorne Weil (the "Weil Addendum") which extended the term of his employment with the Issuer to December 31, 2028. The description of the Weil Addendum is qualified in its entirety by reference to the full text of the Weil Addendum, a copy of which is attached as Exhibit 99.1 to this Amendment and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 to the Schedule 13D is hereby amended to add the following information:

99.1 Addendum, effective January 1, 2025, to the Employment Agreement dated October 9, 2020, as amended, by and between the Issuer and A. Lorne Weil (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on February 4, 2025).

## Signatures
- A. Lorne Weil: /s/ A. Lorne Weil, A. Lorne Weil (03/31/2026)
- Carly M. Weil: /s/ Carly Weil, Carly Weil (03/31/2026)
- William C. Adams: /s/ William C. Adams, William C. Adams (03/31/2026)